Exhibit 12.1

MicroVision, Inc.

Computation of Ratio of Earnings to Cover Fixed

Charges and Preferred Dividends

(In thousands)

	Six Months Ended June 30, 2012	2007	2008	2009	2010	2011
Pre-tax income from continuing operations	$(14,774)	(26,393)	(32,620)	(39,529)	(47,460)	(35,808)
Fixed charges	19	519	55	75	69	51

Earnings available to cover fixed charges	(14,755)	(25,874)	(32,565)	(39,454)	(47,391)	(35,757)

Fixed charges
Interest on indebtedness	17	513	48	68	62	46
Interest attributable to rental property (a)	2	6	7	7	7	5
Preferred stock dividend requirements	—	—	—	—	—	—

	19	519	55	75	69	51

Ratio of earnings to cover fixed charges (b)	N/A	N/A	N/A	N/A	N/A	N/A

Additional earnings required to cover fixed charges	$14,774	26,393	32,620	39,529	47,460	35,808

(a)	Based on a reasonable approximation of the interest factor.
(b)	As earnings were insufficient to cover fixed charges and preferred dividends, if any, no ratio has been presented.